CARL C. ICAHN
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                   July 20, 2011
VIA FEDERAL EXPRESS AND FAX
---------------------------
The Board of Directors
The Clorox Company
c/o Secretary
1221 Broadway
Oakland, CA  94612-1888

Dear  Board  Members:

WE HEREBY RAISE OUR OFFER TO $80.00 PER SHARE. ALL OTHER TERMS REMAIN CONSISTENT WITH OUR PREVIOUS OFFER.

You stated in your recent letter that the board concluded our offer was "neither credible nor adequate." We believe this statement to be disingenuous. However, to put the question of credibility to rest once and for all, ICAHN ENTERPRISES L.P. AND MY AFFILIATES WILL ESCROW $5.2 BILLION, INCLUSIVE OF OUR 12.5 MILLION SHARES (THE EQUITY PORTION OF MY OFFER) AT THE TIME YOU ACCEPT OUR OFFER AND ALLOW DUE DILIGENCE. Concerning the remaining $7.8 billion, we do not believe there is any legitimate question that this amount can be raised. As we explained in our previous letter, consistent with the recent leveraged buyout of Del Monte Foods, we are extremely confident we can leverage Clorox at 7.0x Debt to our CY 2011 EBITDA estimate at a blended interest cost of less than 6.5%. HOWEVER, TO FURTHER ASSUAGE ANY MISGUIDED CONCERNS, WE WILL ALSO ESCROW AN EXTRA $1 BILLION AGAINST ANY SHORTFALL IN OUR ABILITY TO RAISE THE $7.8 BILLION DEBT FINANCING.

Most of your recent rejection letter is spent boasting about your "superior" performance. For Don Knauss and the rest of the board to claim our proposal remains inadequate and at the same time tout your record for shareholders seems a bit absurd. You claim "to have a proven track record of delivering superior financial returns to our stockholders", yet the evidence suggests otherwise. The reality is the $63.15 per share price on December 20, 2010, the day prior to our investment in Clorox, is 3% lower than the $64.79 per share price of Clorox shares in October 2006, the month Don Knauss became Chairman and CEO.
Additionally, you argue that our offer is inadequate because of the future rewards shareholders will possibly reap at some date in the future from your "centennial strategy." But you have already lowered guidance for fiscal year 2011 twice and issued disappointing guidance for fiscal year 2012, making the "centennial plan" unachievable in the near term. These events, and the possibility of another recession, obviously show clear risk to your stand alone plan for shareholders. THEREFORE, BY TURNING DOWN OUR OFFER AND THE POSSIBILITY OF HIGHER ONES, YOU ARE ASKING SHAREHOLDERS TO TAKE MEANINGFUL RISK WITHOUT GIVING THEM THE OPPORTUNITY TO DECIDE WHICH OPTION THEY WOULD PREFER. Don Knauss has stated to me on many occasions that he takes his fiduciary obligations very seriously. It is hard to understand how these recent actions can be reconciled with these statements. There is a very wise saying: "If statesmen and generals were the first to go to the front line, there would be no wars." The question shareholders should ask is what risks are the board and management taking. IF THEIR OWN MONEY WERE AT STAKE, WOULD MANAGEMENT AND THE BOARD ARBITRARILY TURN DOWN OUR OFFER AND THE POSSIBILITY OF HIGHER ONES TO TAKE THE RISK OF THE VERY QUESTIONABLE "CENTENNIAL PLAN"?

Don Knauss and I agree on one thing. A proxy fight would be extremely costly and a major distraction for the company. Shareholders pay the price and lawyers get richer and richer (these are the same lawyers that advise the board that it is perfectly "ok" to just say no - they are correct in one thing, it is certainly
"ok"  for  them  as  the  fees  pile  up).

In the event that you again refuse to allow shareholders to decide for themselves on whether to accept $80.00 per share rather than risk the possibility that the shares will fall and that the "centennial plan" will fail, I MAKE THE FOLLOWING PROPOSAL. TO AVOID A COSTLY AND DEBILITATING PROXY FIGHT, LET US GO TO THE SHAREHOLDERS AND ALLOW THEM TO ADVISE THE BOARD WHETHER THEY WOULD LIKE TO HAVE THE OPPORTUNITY TO DECIDE WHETHER TO ACCEPT OUR OFFER OR A HIGHER ONE, IF IT MATERIALIZES, AND LET US BOTH AGREE TO ABIDE BY THEIR DECISION.

I  am  looking  forward  to  your  reply  in  the  very  near  future.

Sincerely,



/s/ Carl Icahn
--------------
Carl Icahn